December 10, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:     Kevin L. Vaughn

    Tara Harkins

    Eric Atallah

Re:	Solta Medical, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 6, 2013

File No. 001-33123

Ladies and Gentlemen:

Solta Medical, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 25, 2013 (the “Staff Letter”), relating to the above-referenced Form 10-K filed by the Company (the “Form 10-K”). In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

In addition, as requested by the Staff Letter, please note that the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2012

Note 2. Summary of Significant Accounting Policies, page 85

-Fair Value of Financial Instruments, Page 85

COMMENT 1:

We note from your disclosures here, on page 82 and throughout the filing that you re-measured your contingent consideration liability associated with the Liposonix acquisition and recorded a $32.1 million charge related to the change in fair value for the estimate of this liability for the year ended December 31, 2012. We further note from your June 30, 2013 Form 10-Q that you recorded $12.6 million of income related to the change in fair value for the estimate of this liability. We finally note your disclosures within your September 30, 2013 Form 10-Q related to the change in the fair value of this contingent consideration. Please tell us and revise your future filings here and within MD&A to explain in more detail how you estimate the fair value of this contingent liability as of December 31, 2012, June 30, 2013 and September 30, 2013. Within your discussion, please explain to us what facts and circumstance changed including any changes in assumptions and methodologies utilized to determine the fair value.

RESPONSE:

As of December 31, 2012, June 30, 2013 and September 30, 2013 the estimated contingent consideration liability associated with the Liposonix acquisition was $59,900,000, $37,445,000 and $29,339,000, respectively. We estimated the fair value of this liability based on projected achievement against net sales and gross profit targets over the remaining six year period and discounted the liability using a discount rate based on an estimated weighted average cost of capital. Specifically, projecting net sales and gross profit achievement involves forecasting the number of systems and related disposables that will be sold, their average selling prices, and related manufacturing costs and overhead over this period of time.

During our first year of selling this new technology in the year ended December 31, 2012, our Liposonix product was received much better in the marketplace than anticipated, resulting in sales volume and selling price that was higher than originally forecasted. The increase in liability during 2012 was a result of this better actual performance and the associated increase made to our forecasts for the remaining years.

In 2013, our sales of Liposonix became impacted by intense competitive pricing pressures, particularly in North America where average selling prices of both our system and consumable have declined from prior periods. This level of competition and the resulting decrease in both unit sales and average selling prices were unforeseen and much more drastic than pricing dynamics we experienced in the second year of our other products. The decrease in the fair value of the contingent consideration liability for the June 30, 2013 and September 30, 2013 periods is a result of having to lower our forecasts of Liposonix sales and gross profit for the remaining years, based on this experience during 2013.

In light of the Staff’s comment, we will expand our disclosure in our Annual Report on Form 10K for the year ended December 31, 2013 within Note 2—Summary of Accounting Policies and within the Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations—Remeasurement of

Contingent Consideration Liability to explain in further detail how we estimated the fair value of the contingent consideration liability associated with the Liposonix acquisition, and any significant changes to the assumptions used in the calculation and, if applicable, any changes to the methodologies used to determine fair value.

-Segment Information, Page 88

COMMENT 2:

We note your disclosure of revenues by geographic area and that you have disclosed your net revenue earned in North America. In accordance with paragraph 280-10-50-41 of the FASB Accounting Standards Codification, please revise future filings to separately present revenues from external customers attributed to your country of domicile.

RESPONSE:

In connection with our future filings, we will separately present revenues from external customers within our country of domicile.

-Segment Information, Page 88

COMMENT 3:

We further note that you derive revenues from other foreign countries included in North America, Asia Pacific and Europe/Middle East. Please revise your future filings to disclose the name of the country within North America (other than United States), Asia Pacific and Europe if any revenue from a particular foreign country within North America (other than the United States), Asia Pacific and Europe is material. Refer to the guidance in paragraph 280-10-50-41(a) of FASB Accounting Standards Codification.

RESPONSE:

In connection with our future filings, we will disclose the name of any country within North America (other than the United States, covered by our response to Comment 2 above), Asia Pacific and Europe/Middle East in which annual revenue for a given year is material based on the Company’s total revenue. As such, we will, as applicable, expand the disclosure within Note 2 — Summary of Significant Accounting Policies in its Annual Report on Form 10K for the year ended December 31, 2013 accordingly. We respectfully advise the Staff that for the years ended December 31, 2012, 2011 and 2010, revenue from no foreign country was considered to be material.

* * * *

Should you have any further questions or comments, please do not hesitate to contact me at (510) 782-2286.

Sincerely,
Solta Medical, Inc.

/s/ John F. Glenn
John F. Glenn
Chief Financial Officer

cc:	Mark Sieczkarek

Solta Medical, Inc.

Daniel J. Winnike

Fenwick & West LLP

Taryn Lynch

Deloitte & Touche LLP